14041867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2013 (MM/DD/YY) AND ENDING 04/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EULAV Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, 21st Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Appel 212-907-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2_ 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/13/14

11/17/14

OATH OR AFFIRMATION

I, Mitchell Appel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EULAV Securities LLC, as of April 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

CAROL COBURN FREDING
Notary Public, State of New York
No. 01FR6268513
Qualified in New York County
Commission Expires September 10, 2016

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
EULAV Securities LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of EULAV Securities LLC as of April 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EULAV Securities LLC as of April 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
June 16, 2014

EULAV SECURITIES LLC

Statement of Financial Condition
April 30, 2014

ASSETS	
Cash	**$ 1,526,344**
12b-1 fees and sub-transfer agency fees receivable from affiliates	**400,820**
Prepaid expenses and other assets	**116,635**
	$ 2,043,799
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued liabilities	**$ 858,840**
Total member's equity	**1,184,959**
	$ 2,043,799

See notes to statement of financial condition

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2014

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES

EULAV Securities LLC (the "Company"), a wholly-owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds").

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of their shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from Value Line Funds managed by the Parent. The Company and certain of the Value Line Funds have agreed to waive a portion of the fund's respective Rule 12b-1 fees. The fees received by the Company from the Value Line Funds are net of any contractual fee waivers as described in Note C.

Certain of the Value Line Funds compensate financial intermediaries that provide sub-transfer agency and related services to investors that hold their fund shares in omnibus accounts maintained by the financial intermediaries with the Value Line Funds (see Note B[3]).

The results of the Company's operations may not be indicative of what the results of operations would be if it were a stand-alone entity.

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[2] Cash:

The Company maintains cash and balances in a financial institution which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited. The Company does not consider itself to be at risk with respect to its cash balances.

[3] Revenues:

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plans. Service and distribution fees are earned on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund prospectus and received in arrears the following month. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses) that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Revenues: (continued)

Sub-transfer agency fees are received solely from the Value Line Funds in accordance with the sub-transfer agency plan approved by the Board of the Value Line Funds. The sub-transfer agency fee, which may be paid directly to the financial intermediary or indirectly via the Company, is equal to the lower of (i) the aggregate amount of additional transfer agency fees and expenses that the Value Line Funds would otherwise pay to the Value Line Funds' transfer agent if each subaccount in the omnibus account maintained by the financial intermediary with the fund were a direct account with the fund and (ii) the amount by which the fees charged by the financial intermediary for including the fund on its platform and providing shareholder, sub-transfer agency and related services exceed the amount paid under the fund's plan with respect to fund assets attributable to shares held by the financial intermediary in the omnibus account. In addition, the amount of sub-transfer agency fees payable by the Value Line Funds to all financial intermediaries in the aggregate is subject to a maximum cap of 0.05% of the fund's average daily net assets. If the sub-transfer agency fee is paid to financial intermediaries indirectly via the Company, the Company does not retain any amount thereof and such fee otherwise reduces the amount that the Company is contractually obligated to pay to the financial intermediary.

[4] Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in the statement of financial condition any interest or penalties related to income taxes and has no material unrecognized tax benefits. There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE C - RELATED PARTY TRANSACTIONS

The Parent allocated expenses to the Company for salaries and benefits, office facilities and other administrative expenses in accordance with an expense sharing agreement. The Company and the Parent incur trade receivables and payables throughout the year. Interest is not charged on intercompany balances. As of April 30, 2014, the Company owed the Parent $0 for expenses pursuant to the expense sharing agreement.

The 12b-1 fees, as described in Note B[3], are received solely from related parties.

NOTE D - EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

The employees of the Company are eligible to be members of the Parent's 401(k) Plan and Profit Sharing Plan. In general, the Company matches 50% of the first 6% of each eligible employee's salary for the 401(k) Plan and may at its discretion contribute to the Profit Sharing Plan.

NOTE E - NET CAPITAL

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 or one-fifteenth of aggregate indebtedness, if larger. At April 30, 2014, the Company's net capital, as defined, of approximately $668,000 exceeded required net capital by approximately $568,000 and the ratio of aggregate indebtedness to net capital was 1.29 to 1.

NOTE F - RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, broker-dealers are now required to file a new quarterly Form Custody.

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption and effectiveness of the amendments will have a material impact on the Company or its statement of financial condition.